July 21, 2010

Ms. Barbara J. Fournier
Chief Operating Officer
FSP Phoenix Tower Corporation
401 Edgewater Place
Wakefield, Massachusetts 01880

> **Re:** **FSP Phoenix Tower Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 12, 2010**
> **File No. 000-52559**

Dear Ms. Barbara J. Fournier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief